Proxy Statement Pursuant to Section 14(a) of the Securities
                              Exchange Act of 1934

                                (Amendment No. 1)


Filed by the Registrant [ ]
Filed by a Party other than the Registrant [X]

Check the appropriate box:

[X]   Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14(a)-6(e)(2))
[ ]   Definitive Proxy Statement
[ ]   Definitive Additional Materials
[ ]   Soliciting Materials Pursuant to Section 240.14a-12

                                  MedQuist Inc.
                (Name of Registrant as Specified In Its Charter)


                        Costa Brava Partnership III L.P.
                           Roark, Rearden & Hamot, LLC
                 Roark, Rearden & Hamot Capital Management, LLC
                                  Seth W. Hamot
                                Andrew R. Siegel
                               Douglas M. Gleason
                                Douglas E. Linton
                                   Alok Mohan

                                  Jay Scollins
                                James R. Shulman


    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
[X]   No fee required
[ ]   Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

      (1)   Title of each class of securities to which transaction applies: N/A

      (2)   Aggregate number of securities to which transaction applies: N/A

      (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): N/A

      (4)   Proposed maximum aggregate value of transaction: N/A

      (5)   Total fee paid: N/A

[ ]   Fee paid previously with preliminary materials:

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identifying the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      1)    Amount Previously Paid: N/A

      2)    Form, Schedule or Registration Statement No.: N/A

      3)    Filing Party: N/A

      4)    Date Filed: N/A

                        Costa Brava Partnership III L.P.
               c/o Roark, Rearden & Hamot Capital Management, LLC
                               420 Boylston Street
                           Boston, Massachusetts 02116


November __, 2007


To Our Fellow MedQuist Stockholders:


      Costa Brava Partnership III L.P. is the holder of approximately 5.2% of the outstanding common stock of MedQuist Inc. (Pink Sheets:"MEDQ.PK") (the "Company" or "MedQuist"), owning 1,938,821 shares. We are extremely concerned with the present direction of the Company and what we believe is the Board of Directors' lack of independence from the Company's majority stockholder. During the past few years the Company has struggled to cope with numerous problems associated with allegedly unlawful customer billing practices that were disclosed in 2003, including paying costly financial accommodations to customers, ongoing governmental investigations, civil lawsuits, restated financial statements, delisting from the Nasdaq Stock Market and the inability until recently to file periodic reports with the Securities and Exchange Commission ("SEC"). These problems occurred under the supervision of a Board of Directors selected under a "governance agreement" with the Company's majority stockholder, Konin Klijke Philips Electronics N.V. ("Philips").

      Now, the Company is at a critical stage in its history. In July 2007, the Company announced that it had retained an investment banker to assist the Company to evaluate strategic alternatives. This announcement was an immediate response to an announcement by Philips that it considered its ownership in the Company as a non-core holding and that it may consider possible transactions or other changes in its ownership stake in MedQuist. In November 2007, Philips announced that it had decided to proceed with the sale of its ownership interest in MedQuist. This was immediately followed by an announcement from MedQuist, which indicated that its Board of Directors, in connection with its previously disclosed review of strategic alternatives for the Company, was evaluating whether a sale of the Company is in the best interests of the Company and its shareholders, in light of the announcement by Philips of its decision to proceed with the sale of its ownership interest in the Company. On November 9, 2007, the Company's three independent members of the Board resigned from the Board and each of the committees thereof. The Company indicated in a Form 8-K that it had been advised that the resignations were caused by a disagreement between the resigning directors and the Company as to the role of a committee of independent directors in the conduct of the evaluation and any sale process resulting from the evaluation.

      In connection with the selection and implementation of any such strategic alternatives, the interests of Philips may conflict with those of the remaining stockholders, which strongly indicates the need for a board of directors that is fully independent of Philips to oversee this critical stage in the Company's development.

      As a significant stockholder, we are dissatisfied with the present state of affairs and ask that you vote for directors who are not nominees of Philips or the present Board, but rather are directors dedicated to representing the interests of ALL MedQuist stockholders. As the majority stockholder, Philips has the ability to cause the election of all members of the Board. However, in light of Philips' announced intentions to treat the Company as a non-core holding and the potential for conflicts of interest between Philips and the minority stockholders, we believe that it is in the interests of all parties to have a Board that is fully independent of Philips overseeing the business of the Company at this time. We believe it is important to send a strong message that the Company's public stockholders want director representatives that are not beholden to Philips and the current Board.

      Costa Brava has nominated seven (7) candidates for election to the Board of Directors who have no prior affiliation with the Philips: Seth W. Hamot, Andrew R. Siegel, Douglas M. Gleason, Douglas E. Linton and Alok Mohan, Jay Scollins and James R. Shulman (the "Costa Brava Nominees"). We believe that each of the Costa Brava Nominees is highly qualified to serve as a director of the Company and each has the business experience and desire to move MedQuist forward in the right direction. The Costa Brava Nominees are truly independent of Philips, by which we mean:


      o     They meet the Company's independence criteria;

      o     They have no prior affiliations with Philips; and


      o They have not been selected by Philips or the current Board for election to the Board.

      The Board of Directors' disappointing performance and its long running failure to call for a meeting of shareholders since 2003 compels us to believe that change is crucial. As a significant stockholder, we believe that the Company is best served by board members truly independent of Philips to assure fair treatment of all stockholders and the accountability of the Company's executives. We believe that the Company requires new voices on the Board of Directors - voices that will allow MedQuist to move beyond the problems of the last few years. With stronger accountability, we believe the Company will be better suited to operate in ways that maximize stockholder value and improve financial results.

      Please read this letter and our proxy statement carefully. In it, we make our case for the election of directors who are not nominees of Philips and senior management and who are committed to providing a voice for ALL stockholders. We have done our part in bringing you an alternative slate of nominees. The rest is up to you. If you think that it is time for the Board of Directors to be accountable to all stockholders, we urge you to send this message to Philips and the Company by voting for a much needed change by signing, dating and returning the enclosed BLUE proxy card today.


                                        Thank you,

                                        Seth W. Hamot
                                        President, Roark, Rearden & Hamot, LLC,
                                        the general partner of Costa Brava
                                        Partnership III L.P.

      Whether or not you plan to attend the Annual Meeting, we urge you to vote for the election of the five independent Costa Brava Nominees by signing, dating and returning the enclosed BLUE proxy card in the postage-paid envelope today. We urge you not to sign or return any proxy card sent to you by the Board of Directors of MedQuist. If you have previously signed a proxy card sent to you by the Board of Directors of MedQuist, you can revoke that proxy and vote for the five independent Costa Brava Nominees by signing, dating and returning the enclosed BLUE proxy card in the enclosed postage-paid envelope.

      Remember, if you hold your MedQuist shares with a brokerage firm or bank, only they can exercise voting rights with respect to your shares, and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly contact the person responsible for your account and give instructions to vote the BLUE proxy card for the election of the independent candidates nominated by us.


      If you have any questions or require any assistance in executing or delivering your proxy, please call our proxy solicitor, InvestorCom, Inc., (212) 668-0800; Toll Free (866) 973-9325.

                       2007 ANNUAL MEETING OF STOCKHOLDERS
                                       OF
                                  MEDQUIST INC.

                                   ----------


                     PRELIMINARY COPY SUBJECT TO COMPLETION

                             DATED NOVEMBER __, 2007


                                 PROXY STATEMENT
                                       OF
                        COSTA BRAVA PARTNERSHIP III L.P.
                           ROARK, REARDEN & HAMOT, LLC
                 ROARK, REARDEN & HAMOT CAPITAL MANAGEMENT, LLC
                                  SETH W. HAMOT
                                ANDREW R. SIEGEL
                               DOUGLAS M. GLEASON
                                DOUGLAS E. LINTON
                                   ALOK MOHAN

                                  JAY SCOLLINS
                                JAMES R. SHULMAN


         We are sending you this Proxy Statement and the accompanying BLUE proxy card because we are soliciting proxies from the stockholders of MedQuist Inc. ("MedQuist" or the "Company") to be used at the Company's 2007 Annual Meeting of Stockholders, to be held at[___________________________________], on
[_______________________] at [____] a.m., Eastern Standard time, including any adjournments, postponements or continuations thereof (the "Annual Meeting"). We are seeking your support for the following:


1. To elect the nominees of Costa Brava Partnership III L.P. ("Costa Brava"), Seth W. Hamot, Andrew R. Siegel, Douglas M. Gleason, Douglas E. Linton, Alok Mohan, Jay Scollins and James R. Shulman (each a "Costa Brava Nominee" and, collectively, the "Costa Brava Nominees"), to the Board of Directors of the Company, to serve until the next annual meeting or until their respective successors have been duly elected and qualified. WE RECOMMEND A VOTE FOR THE COSTA BRAVA NOMINEES ON THE ENCLOSED BLUE PROXY CARD. WE URGE YOU NOT TO VOTE FOR ANY NOMINEES OF MEDQUIST'S BOARD OF DIRECTORS AND NOT TO EXECUTE ANY PROXY CARD EXCEPT A BLUE PROXY CARD.

2. To vote upon a proposal authorizing the Company, if any of the Costa Brava Nominees are elected to the Board of Directors, to reimburse the costs and expenses of Costa Brava and the Costa Brava Nominees in undertaking this solicitation and related litigation described herein. WE RECOMMEND A VOTE FOR THIS PROPOSAL.


3. To consider and act upon such other matters as may properly come before the meeting or any adjournments, postponements or continuations thereof.

         As of [________], 2007, the approximate date on which this Proxy Statement and the BLUE proxy card are being mailed to the Company's stockholders, the Costa Brava Nominees were the beneficial owners of 1,940,821 shares of common stock, no par value of MedQuist (the "Common Stock"), which represents approximately 5.2% of the outstanding Common Stock, as disclosed in the Company's filing on 10-K on August 30, 2007.

         MedQuist has announced that the record date for determining those stockholders who will be entitled to vote at the Annual Meeting is [____________]. MedQuist's principal executive offices are located at 1000 Bishops Gate Blvd., Suite 300, Mount Laurel, NJ 08054-4632.

         THIS SOLICITATION IS BEING MADE BY COSTA BRAVA, ROARK, REARDEN & HAMOT, LLC, ROARK, REARDEN & HAMOT CAPITAL MANAGEMENT, LLC AND THE COSTA BRAVA NOMINEES AND NOT ON BEHALF OF MEDQUIST OR ITS BOARD OF DIRECTORS.

         Any proxy granted pursuant to this solicitation may be revoked by the person granting the proxy at any time before it is voted at the Annual Meeting. Proxies may be revoked by (i) delivering a written notice of revocation bearing a later date than the proxy, (ii) duly executing and delivering a later dated written proxy relating to the same shares or (iii) attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute a revocation of a proxy). To be effective, any written notice of revocation or subsequent BLUE proxy should be mailed or delivered to, and received by, [_____________________________________________________________]
or MedQuist's corporate secretary before the taking of votes at the Annual Meeting. If you hold your shares through a bank, broker or other nominee holder, only they can revoke your proxy on your behalf.

                          Attending the Annual Meeting

         [As disclosed in the Company's Proxy Statement filed with the SEC on _________, 2007, [______________________________________________]

                         Background for Our Solicitation

         Costa Brava made its initial investment in the Company in June 2007. On July 30, 2007, Costa Brava announced an offer to purchase up to 1,390,000 shares of Common Stock at a purchase price of $12.25 per share pursuant to an offer which expired on August 24, 2007. Costa Brava purchased 1,390,000 shares of Common Stock that were tendered pursuant to the offer and is currently the owner of approximately 1,938,821 shares or 5.2% of the Company's Common Stock.


         As a significant holder of the Company's Common Stock, we are dissatisfied with the troubled state of affairs at the Company and the Company's apparent reactions to Philips' announcement that it no longer deems its investment in the Company as a core holding. We believe that there is no clearer indication of lack of independence by the current Board of Directors than reacting to the whims of one stockholder. We believe that a renewed sense of independence from the Company's majority stockholder is needed on the Board of Directors, and that the Costa Brava Nominees are highly qualified to take on this task. If elected to the Board of Directors of the Company, the Costa Brava Nominees will be aligned with your interests as a stockholder and will represent ALL stockholders.


        Allegations of Improper Billing Practices and Resulting Problems

         In November 2003, one of MedQuist's employees raised allegations that MedQuist had engaged in improper billing practices ("Billing Practices"). In response, MedQuist's board of directors undertook an independent review of these allegations and engaged the law firm of Debevoise and Plimpton LLP, who in turn retained PricewaterhouseCoopers LLP, to assist in the review ("Review"). On March 16, 2004, MedQuist announced that it had delayed the filing of its 2003 annual report on Form 10-K pending completion of the Review. Subsequently, on March 25, 2004, MedQuist filed a Form 8-K detailing its determination that the Review would not be completed by the March 30, 2004 filing deadline for its 2003 Form 10-K. As a result of its noncompliance with the SEC's periodic disclosure requirements, MedQuist's common stock was delisted from the NASDAQ National Market on June 16, 2004.

         MedQuist did not file any periodic reports with the SEC for periods after September 30, 2003 until July 5, 2007, when it filed its 2005 Form 10-K, which included a restatement of previously issued financial statements.

         MedQuist has not held a meeting of stockholders since 2003, in violation of New Jersey State law and the Company's By-Laws, further demonstrating the lack of care and independence by the members of the Board of Directors.

         MedQuist reported in its 2006 Form 10-K that it has had material weaknesses in its internal control over financial reporting and cannot provide assurance that additional material weaknesses will not be identified in the future. MedQuist's failure to effectively maintain its internal control over financial reporting could result in material misstatements in its financial statements which could require it to restate financial statements, cause it to fail to meet its reporting obligations, cause investors to lose confidence in its reported financial information or have a negative affect on its stock price.

         MedQuist also reported in its fiscal 2006 Form 10-K that it is subject to formal investigations by the SEC and the U.S. Department of Justice ("DOJ") and the U.S. Department of Labor ("DOL").

         A number of lawsuits have been filed against MedQuist, as well as certain of its past and current officers and/or directors and current majority shareholder, relating to, among other things, allegations of violations of the federal securities laws and various common laws based on allegedly unlawful billing and payroll practices.

         In order to settle issues related to the Billing Practices with customers, MedQuist's Board authorized MedQuist's management to make cash accommodations of more than $66 million and credit accommodation offers in the aggregate of $9.2 million with such customers.

         In July 2007, Philips announced that it is reviewing all of its options with respect to its ownership interest in MedQuist following a determination by Philips that it views its ownership interest in MedQuist to be a non-core holding. In connection with such review, Philips may consider possible transactions or other changes in its ownership interest.

         In July 2007 in direct reaction to Philips' statements, MedQuist engaged Bear, Stearns & Co. Inc. as its financial advisor to review its strategic alternatives.

         In November 2007, Philips announced that it had decided to proceed with the sale of its ownership interest in MedQuist if a satisfactory price and other acceptable terms can be realized. This was immediately followed by an announcement from MedQuist, which indicated that its Board of Directors, in connection with its previously disclosed review of strategic alternatives for the Company, was evaluating whether a sale of the Company is in the best interests of the Company and its shareholders, in light of the announcement by Philips of its decision to proceed with the sale of its ownership interest in the Company. The Participants believe that the timing of these announcements reflects an inclination of the Company's Board to facilitate a sale by Philips whether or not such a sale would be in the best interests of the minority stockholders.

         On November 9, 2007, the Company's three independent members of the Board, resigned from the Board and each of the committees thereof. The Company indicated in a Form 8-K that it had been advised that the resignations were caused by a disagreement between the resigning directors and the Company as to the role of a committee of independent directors in the conduct of the evaluation and any sale process resulting from the evaluation.

         In connection with the selection and implementation of any such strategic alternatives, which are clearly in reaction to Philips' whims, the interests of Philips may conflict with those of the other stockholders, which strongly indicates the need for a board of directors that is fully independent of Philips to oversee this critical stage in the Company's development.

         A Board of Directors that Lacks True Independence from Philips


         The composition of MedQuist's board of directors is governed in part by the terms of a Governance Agreement dated May 22, 2000 that MedQuist entered into with Philips ("Governance Agreement") in connection with the completion of Philips' tender offer for a majority of MedQuist's common stock. Under the terms of the Governance Agreement, MedQuist agreed to take any and all action necessary so that its board of directors consists of 11 persons, including:

      o two directors representing management, consisting of MedQuist's Chief Executive Officer and one additional officer designated by its Chief Executive Officer ("Management Directors");

      o     six Philips Directors; and

      o three directors nominated by the Nominating Committee of MedQuist's board of directors to serve as Independent Directors.


      In November 2007, the governance agreement was amended to provide that if the number of directors constituting the whole board of directors shall be fixed at seven directors and Philips shall beneficially own, in the aggregate, at least a majority of the shares entitled to vote, the Company's board of directors shall consist of four Philips directors and three independent directors. In addition, in the event that at any time there shall be no independent directors on the Company's board of directors (as is currently the case, due to the resignation on November 9, 2007 of all of the Company's independent directors), whether by reason of death, resignation, retirement, disqualification, removal from office or other causes, such vacancies shall be filled by an affirmative vote of the remaining directors as provided in the Company's by-laws. At the same time, the Company's by-laws were amended to provide for a Board of Directors of no less than four (4) nor more than twenty
(20) members.

      As a significant stockholder, we are dissatisfied with the present state of affairs and ask that you vote for directors who are not nominees of Philips or the present Board, but rather are dedicated to representing the interests of ALL MedQuist stockholders. As the majority stockholder, Philips has the ability to cause the election of all members of the Board. However, in light of Philips' announced intentions to treat the Company as a non-core holding and the potential for conflicts of interest between Philips on the one hand, and MedQuist and the other stockholders on the other hand, we believe that it is in the interests of all parties to have a Board that is fully independent of Philips overseeing the business of the Company at this time.


      It is important for you to send a message to Philips and the Board that it is time for a fully independent Board to oversee the affairs of the Company during this critical time in its history.

                                  Recent Events

      On October 9, 2007, Costa Brava filed a lawsuit against the Company in the Superior Court of New Jersey demanding that the Company hold the annual meeting. In violation of New Jersey law and the Company's By-Laws, the Board of Directors has not directed a meeting of stockholders since 2003.


      On October 10, 2007, Judge Ronald E. Bookbinder signed an Order that MedQuist must appear before the Court on November 16th, 2007, to show cause why judgment should not be entered for Costa Brava ordering that i) MedQuist hold its annual shareholder's meeting on or before December 15, 2007, or another reasonably proximal date of the Court's choosing; and ii) all seats on the Board must be elected by shareholders at such annual meeting; and iii) MedQuist must provide written notice of the time, place and purpose of the meeting not less than 10 nor more than 60 days before the date of the meeting, either personally or by mail, to each shareholder of record entitled to vote at the meeting; and
iv) Costa Brava be awarded attorneys fees and costs; and v) Costa Brava be granted such other and further relief as the Court deems appropriate. Subsequently, the date of this hearing was postponed until November 27, 2007.


      On October 11, 2007, Costa Brava delivered a letter to MedQuist recommending that the Nominating Committee of its Board of Directors consider the highly-qualified slate of Seth W. Hamot, Andrew R. Siegel, Douglas M. Gleason, Douglas E. Linton and Alok Mohan as nominees for election to the Board of Directors at the Annual Meeting by the holders of Common Stock. The Notice also provided that in the event that the Nominating and Corporate Governance Committee determined not to nominate the Costa Brava Nominees for election as directors, Costa Brava intended to submit the Costa Brava Nominees for election to the Board of Directors at the Annual Meeting.

      In submitting five nominees to the Company on October 11, 2007, each of who we believe is highly qualified and truly independent of Philips to serve as a director of the Company, Costa Brava hoped that the Company and Philips would recognize the benefits of a voice for all stockholders on the Board of Directors. Since that time we have added two candidates to our list of nominees, bringing the total to seven. We believe that all five of these candidates (and our two additional nominees that are named in the proxy statement) are highly qualified business or financial industry professionals who possess the skills and experiences to lead our Company.

      On November 9, 2007, the Company's three independent members of the Board, resigned from the Board and each of the committees thereof. The Company indicated in a Form 8-K that it had been advised that the resignations were caused by a disagreement between the resigning directors and the Company as to the role of a committee of independent directors in the conduct of the evaluation and any sale process resulting from the evaluation.


      While Costa Brava hopes that Philips and the Company's Board will be receptive to Costa Brava's nominees, Costa Brava has decided that in order to protect its interests as a stockholder in MedQuist it needs to be prepared to move forward with its own slate of directors.

                     Participants in Solicitation of Proxies


      The following persons are or may be deemed to be participants in the solicitation by Costa Brava with respect to the Annual Meeting, as the term "participant" is defined in the proxy rules promulgated by the SEC (each, a "Participant" and collectively, the "Participants"): Costa Brava Partnership III L.P., Roark, Rearden & Hamot, LLC, its general partner, Roark, Rearden & Hamot Capital Management, LLC, its investment manager, and each of the Costa Brava Nominees, namely Seth W. Hamot, Andrew R. Siegel, Douglas M. Gleason, Douglas E. Linton, Alok Mohan, Jay Scollins and James R. Shulman.


      The principal business of Costa Brava Partnership III L.P., a Delaware limited partnership, is to make investments in, buy, sell, hold, pledge and assign securities. Mr. Seth W. Hamot is the president of Roark, Rearden & Hamot, LLC, which is the general partner of Costa Brava. Roark, Rearden & Hamot Capital Management, LLC is the investment manager to Costa Brava. Information regarding the Costa Brava Nominees may be found below under "Election of Directors - The Costa Brava Nominees." The business addresses and ownership of MedQuist securities with respect to each of the Participants is provided in Exhibit A hereto.

      Except as set forth in this Proxy Statement, none of the Participants (i) is, or was within the past year, a party to any contract, arrangement or understanding with any persons with respect to any securities of MedQuist, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantee of profit, division of losses or profits, or the giving or withholding of proxies, or (ii) has any arrangement or understanding with any person (A) with respect to any future employment by MedQuist or its affiliates or (B) with respect to any future transactions to which MedQuist or any of its affiliates may be a party.

                      Proposal One - Election of Directors


      MedQuist's Board of Directors is currently composed of seven (7) directors. Each director is elected to hold office until the Company's next annual meeting of stockholders or until such person is succeeded by another qualified director who has been duly elected. MedQuist's Amended and Restated Bylaws provide that the number of directors which shall constitute the whole Board of Directors shall be not less than four (4) nor more than twenty (20), the exact number to be determined by resolution of the Board.

      At the Annual Meeting, the owners of MedQuist's Common Stock will elect seven (7) directors (or such greater number as shall be designated by the Board) to serve on the Board of Directors of MedQuist until the next annual meeting of stockholders or until he or she is succeeded by another qualified director who has been elected. The seven (7) nominees for director receiving a plurality of "FOR" votes by holders of Common Stock, present at the Annual Meeting in person or by proxy, will be elected as directors.

      We are seeking your support for the election of seven (7) independent candidates who Costa Brava has nominated for election as directors at the Annual Meeting and believes are highly qualified to serve on the Company's Board: Seth
W. Hamot, Andrew R. Siegel, Douglas M. Gleason, Douglas E. Linton, Alok Mohan, Jay Scollins and James R. Shulman. Each of the Costa Brava Nominees believes that change is needed today at MedQuist. If, for any reason, more than seven (7) Directors are to be elected at the Meeting, Costa Brava may nominate additional persons (each, an Additional Nominee) such that Costa Brava will nominate a slate of persons sufficient to constitute the number of members of the Board that are entitled to be elected to the Board of Directors by the holders of Common Stock.

We strongly recommend a vote FOR each of the Costa Brava Nominees:

      Seth W. Hamot

      Andrew R. Siegel

      Douglas M. Gleason

      Douglas E. Linton

      Alok Mohan

      Jay Scollins

      James R. Shulman


      Costa Brava believes that its nominees have extensive experience in private and public investment, corporate governance and business management. If elected to the Company's Board of Directors, the Costa Brava Nominees will work to represent the interests of all stockholders.

The Costa Brava Nominees

      Each Costa Brava Nominee has consented in writing to being named as a nominee for election as a director in the proxy materials to be used in connection with the Annual Meeting and, if elected, has consented to serving as a director. We are unaware of any reason why any Costa Brava Nominee, if elected, would be unable to serve as a director. If for any reason any Costa Brava Nominee is unable or declines to serve, the BLUE proxy cards solicited by Costa Brava will be voted for any substitute nominee who shall be designated by Costa Brava to fill the vacancy.

      Each Costa Brava Nominee has furnished Costa Brava with information concerning his principal occupation for the preceding five-year period, business addresses and other matters. None of the Costa Brava Nominees has ever served as an officer, director or employee of MedQuist.

      Except as disclosed in this Proxy Statement, (a) there are no arrangements or understandings between any Costa Brava Nominee and any other person pursuant to which such Costa Brava Nominee was selected as a nominee to serve as a director of MedQuist or with respect to any future employment by MedQuist or any future transactions to which MedQuist or any of its affiliates will or may be a party and (b) no Costa Brava Nominee shall receive any form of compensation for serving in the capacity of director of the Company, other than the compensation currently in place for outside directors of MedQuist, all subject to required approvals and applicable law.

Seth W. Hamot

      Mr. Seth W. Hamot, age 46, has been the Managing Member of Roark, Rearden & Hamot Capital Management, LLC (RRHCM) and the owner of its corporate predecessor Roark, Rearden & Hamot, Inc. since 1997. RRHCM is the investment manager to Costa Brava (Costa Brava), an investment fund. Mr. Hamot is also the

President of Roark, Rearden & Hamot, LLC, the general partner of Costa Brava. Prior to 1997, Mr. Hamot was one of the partners of the Actionvest entities. Mr. Hamot is presently the Chairman of the Board of Bradley Pharmaceuticals Inc. (NYSE: BDY) and serves as a member of that company's audit committee and Mr. Hamot is also presently a director of CCA Industries Inc (AMEX: CAW) and Telos Corporation (OTC: TLSRP). Mr. Hamot graduated with a degree in Economics from Princeton University.

Andrew R. Siegel

      Mr. Andrew R. Siegel, age 38, has been a Senior Vice President of RRHCM since 2005. Prior to joining RRHCM, Mr. Siegel was employed by DebtTraders Ltd and Deutsche Bank Securities. Mr. Siegel is currently a director of TechTeam Global Inc. (NASDAQ: TEAM) and serves as a member of that company's audit committee. Mr. Siegel is also a director of Telos Corporation (OTC: TLSRP). Mr. Siegel graduated with a degree in International Relations from American University and received a masters degree in Business from the University of Maryland.

Douglas M. Gleason

      Mr. Douglas M. Gleason, age 46, has been a Principal of RRHCM since 2005. Prior thereto, Mr. Gleason was a managing director of Legg Mason Walker Wood Incorporated from 1999 to 2005. Mr. Gleason graduated with a degree in English and American Literature from Columbia University and received a law degree from Harvard Law School.

Douglas E. Linton

      Mr. Douglas E. Linton, age 59, has been self employed as the Managing Member of DEL International, LLC ("DEL"), a provider of consulting services, since 2002. Since November 2005, Mr. Linton has provided consulting services through DEL to clients of ValueCentric, LLC, a data management and performance analytics company providing on-demand services to the pharmaceutical industry, and has also acted as an advisor through DEL to ValueCentric, LLC. In his work for clients of ValueCentric, LLC, Mr. Linton provides consulting services to branded pharmaceutical manufacturers on Fee-for-Service strategies and the use of wholesaler sales and inventory data. From August 2005 through December 2005, Mr. Linton was the President of ValueCentric Consulting Group, where he managed consulting projects for the partnership's clients and provided consulting services through DEL.

      From 2001 through July 2005, Mr. Linton was also a Vice President and part-time employee of Cardinal Health, a provider of pharmaceutical services. Mr. Linton's primary responsibilities at Cardinal Health included developing Fee-for-Service programs for smaller branded pharmaceutical manufacturers. Mr. Linton was previously the senior purchasing executive at Cardinal Health during the 1980s and early 1990s, where he played a key role in developing sophisticated purchasing programs and systems. Prior to returning to Cardinal Health in 2001, Mr. Linton developed similar programs and systems for two regional drug wholesalers. Mr. Linton has been a director of Bradley Pharmaceuticals, Inc. since 2006. Mr. Linton graduated with a degree in Economics with honors from the College of Wooster (Ohio) and holds an MBA from Carnegie-Mellon University.

Alok Mohan

      Mr. Alok Mohan, age 58, has been retired since 2001. Since 2003, Mr. Mohan has served as the Non-executive Chairman of the board of Directors of Rainmaker Systems, Inc., (NASDAQ: RMKR) a leading provider of business-to-business sales and marketing services. Mr. Mohan has been a director of Rainmaker Systems, Inc. since 1996. Additionally, Mr. Mohan serves as Non-executive Chairman of the Board of Directors of TechTeam Global Inc. (NASDAQ: TEAM). Mr. Mohan as been a director of TechTeam since 2006. In addition, Mr. Mohan serves on the Board of Directors of Crystal Graphics, Inc., a provider of compelling and easy to use 3D graphics software and Shea Development Corporation.


Jay Scollins

Mr. Jay Scollins, age 33, has been the Chief Financial Officer of RRHCM since 2005. Prior to joining RRHCM, he was the Director of Finance for Sankaty Advisors LLC from 2001 to 2005. Mr. Scollins began his career with Ernst and Young LLP and is a CPA. Mr. Scollins graduated from the University of Notre Dame with a Bachelors in Business Administration and received a masters degree in Finance from the Carroll School of Management at Boston College.

James R. Shulman

Mr. James R. Shulman, age 56, has been a Partner at RRHCM for the past thee years. From 2002 to 2004, he was a partner - senior credit analyst and founding member of Boldwater Capital Management LP - Boston, MA, a high yield capital arbitrage fund. From 1999 to 2002, he was manager of distressed credits and credit review at Standish Ayer & Wood, Inc. Boston, MA an investment manager with $45 billion in assets. Prior thereto, Mr. Shulman held several senior positions in the commercial finance industry. Mr. Shulman has a degree in Politics and Economics from Syracuse University and a masters degree in Business Administration from Babson College.


Common Stock Ownership / Option Transactions of the Participants

      As of the record date, the Participants collectively reported beneficial ownership of 1,940,821 shares of Common Stock, or approximately 5.2% of the outstanding Common Stock of MedQuist. The beneficial ownership of each Costa Brava Nominee and each other Participant in this proxy solicitation is set forth as of [__________], 2007 in Exhibit A hereto. For information regarding all MedQuist securities purchased or sold by the Participants in the last two years, including the purchase and sale of certain call and put options by Costa Brava, see Exhibit B attached hereto.

Additional Information Regarding the Costa Brava Nominees

      Except as set forth in this Proxy Statement, (i) no Costa Brava Nominee has any family relationships with any executive officer or director of MedQuist or each other, (ii) no Costa Brava Nominee is in any legal proceedings in which he is adverse to MedQuist, (iii) no Costa Brava Nominee has a material interest adverse to MedQuist, (iv) there have been no transactions between any of the Costa Brava Nominees or their immediate families and MedQuist or any of its subsidiaries since the beginning of MedQuist's last fiscal year and (v) no Costa Brava Nominee has been indebted to MedQuist or any of its subsidiaries since the beginning of MedQuist's last fiscal year.

                   PROPOSAL TWO - REQUEST FOR REIMBURSEMENT OF
                              SOLICITATION EXPENSES

Resolved: To authorize the Company, if any of the Costa Brava Nominees are elected to the Board of Directors, to reimburse the costs and expenses of Costa Brava and the Costa Brava Nominees in undertaking this solicitation and related litigation described herein.

Supporting Statement from Costa Brava


      We believe that the current Board of Directors has failed to best represent the interests of ALL stockholders of the Company and cannot be expected to do so in the future. In nominating Seth W. Hamot, Andrew R. Siegel, Douglas M. Gleason, Douglas E. Linton, Alok Mohan, Jay Scollins and James R. Shulman as nominees for election by the holders of Common Stock, we believe we have brought our fellow stockholders seven highly qualified, independent individuals with both the business experience and desire to move our Company forward in the right direction. If elected to the Board of Directors, the Costa Brava Nominees will provide a voice for ALL stockholders. The Costa Brava Nominees have no interest in MedQuist other than their ownership of Common Stock, and their interests are completely aligned with yours.

      Costa Brava and the Costa Brava Nominees have incurred significant fees and expenses in undertaking this solicitation, as well as related litigation that we described herein under "Recent Events." These costs are described below in the section entitled "Solicitation." We respectfully request that you authorize the Company, if any of the Costa Brava Nominees are elected to the Board of Directors, to reimburse the costs and expenses of Costa Brava and the Costa Brava Nominees in undertaking this solicitation, as well as related litigation described under "Recent Events."


WE RECOMMEND A VOTE FOR PROPOSAL 2.


                                  Other Matters

      As of the date of this Proxy Statement, we are not aware of any matter that will be presented for consideration at the Annual Meeting. Should other matters properly come before the Annual Meeting, the enclosed BLUE proxy card, when duly executed, will give the proxies named therein discretionary authority to vote on all such matters and on all matters incident to the conduct of the Annual Meeting. Such discretionary authority will include the ability to vote shares on any proposal to adjourn the Annual Meeting. The proxies named on the accompanying BLUE proxy cards will not use such discretionary authority to vote the proxies for matters for which the Participants are aware a reasonable time before the Annual Meeting.

                             Additional Information

      MedQuist's definitive proxy statement relating to the Annual Meeting is required to set forth information regarding (i) the beneficial ownership of securities of MedQuist by (A) any person known to MedQuist to beneficially own 5% or more of any class of voting securities of MedQuist; (B) each current Board director and executive officer of MedQuist; and (C) all directors and executive officers of MedQuist as a group; and (ii) MedQuist's directors and management, including information relating to management compensation.


Deadline for Submitting Stockholder Proposals for the 2008 Annual Meeting

      Stockholder proposals to be included in the Company's proxy statement for the 2008 Annual meeting of Stockholders must be received by the Company at its executive offices at MedQuist Inc., 1000 Bishops Gate Blvd., Suite 300, Mount Laurel, NJ 08054-4632 by no later than __________, 2008. Nominations for director or other business proposals to be introduced at the 2007 Annual Meeting of Stockholders must be submitted in writing to the Secretary of the Company at its principal executive offices. A notice of intention to introduce a nomination or to propose an item of business at the 2008 Annual Meeting of Stockholders must be received by the Company not later than __________, 2008.


Voting Procedures

      According to the transfer agent of MedQuist, as of the record date, MedQuist had [____________] outstanding shares of Common Stock.

      You may vote FOR ALL of the Costa Brava Nominees, you may withhold authority for all, or you may withhold authority for any individual Costa Brava Nominee.

      The proxy holders identified in the BLUE proxy card accompanying this Proxy Statement will vote the accompanying proxy card in the manner directed by the signing stockholder. If no direction is made, shares represented by the accompanying proxy card will be voted FOR the election of the Costa Brava Nominees as directors of MedQuist. With respect to other matters that may properly come before the Annual Meeting, or at any postponement or adjournment thereof, the proxy holders identified in the accompanying BLUE proxy card will vote shares represented by the BLUE proxy card in accordance with the proxies' discretion. To the extent that other matters properly come before the Annual Meeting that do not fall within the proxies' voting discretion, the named proxies may not vote the shares represented by the accompanying BLUE proxy card on such matters. To the extent that approval of such matters requires the affirmative vote of the holders of a majority of the shares of stock entitled to vote thereon that are present at the Annual Meeting, the effect of shares not voted would be the same as a vote against the proposal.


      REMEMBER, YOUR LATEST DATED PROXY IS THE ONLY ONE WHICH COUNTS, so return the BLUE proxy card accompanying this Proxy Statement even if you delivered a prior proxy to MedQuist. We urge you NOT to vote any proxy card sent to you by the Board of Directors of MedQuist.


      If you are the beneficial owner of shares held through a broker or other nominee, your broker or nominee should provide you with information regarding the methods by which you can direct your broker or nominee to vote your shares. Your broker or nominee might send you, for example, a voting instruction card to be completed, signed, dated and returned to your broker or nominee by a date in advance of the meeting, and/or information on how to communicate your voting instructions to your broker or nominee by telephone or over the Internet.

      We encourage you to sign and return the BLUE proxy card even if you plan to attend the Annual Meeting. In this way, your shares will be voted if you are unable to attend the Annual Meeting. If you received more than one BLUE proxy card, it is a likely indication that your shares are held in multiple accounts. Please sign and return all BLUE proxy cards to ensure that all of your shares are voted.

Quorum Requirement

   Shares are counted as present at the Annual Meeting if the stockholder either:

   o     is present and votes in person at the Annual Meeting; or

   o     has properly submitted a proxy card.

      According to MedQuist's publicly available by-laws, a majority of the outstanding shares of the record date must be present at the meeting (either in person or by proxy) in order to hold the Annual Meeting and conduct business. This is called a "quorum."

Consequences of Not Returning Your Proxy

      If your shares are held in your name, you must return your proxy (or attend the Annual Meeting in person) in order to vote on the proposals.

      If you are the beneficial owner of shares held though a broker or other nominee, we encourage you to provide instructions to your brokerage firm or nominee to vote your shares for the Costa Brava Nominees. This ensures that your shares will be voted at the Annual Meeting.

      Rule 452 of the New York Stock Exchange permits a broker member to vote on certain routine, uncontested matters without specific instructions from the beneficial owners so long as the broker has transmitted proxy material to the beneficial owner at least 15 days prior to the annual meeting of stockholders. It is our view to the extent that we distribute material to the brokers for forwarding on to beneficial owners, the election of directors becomes a contested item and therefore the brokers will not issue a "routine" vote on behalf of the beneficial owners that have not instructed the brokers as to how they wish to vote on the election of directors. If a beneficial owner wishes to vote, they must provide the broker with specific instruction to vote.

Effect of Abstentions

      Abstentions are counted as shares that are present and entitled to vote for the purposes of determining the presence of a quorum and as votes AGAINST for purposes of determining the approval of any matter submitted to the stockholders for a vote.

Required Vote

      Each share of Common Stock is entitled to one vote. In the election of directors, each stockholder has the right to vote the number of shares owned by such stockholder for as many persons as there are directors to be elected by holders of Common Stock. Stockholders do not have the right to cumulate votes.


      Assuming a quorum is present, the seven (7) nominees receiving a plurality of "FOR" votes by holders of Common Stock, present at the Annual Meeting in person or by proxy, will be elected as directors and a majority of votes properly cast upon Proposal 2 shall decide this proposal.


Solicitation


      These proxies are being solicited by Costa Brava and the Costa Brava Nominees. Copies of solicitation material will be furnished without charge to banks, brokerage houses, fiduciaries and custodians holding in their name shares of Common Stock beneficially owned by others to forward to such beneficial owners. As part of the solicitation, the Participants may communicate with stockholders of MedQuist by mail, courier services, Internet, advertising, telephone, facsimile or in person. Other than as disclosed in this Proxy Statement, Costa Brava and the Costa Brava Nominees will receive no additional compensation for their solicitation efforts. In addition, Costa Brava has retained InvestorCom, Inc. ("InvestorCom") to solicit proxies, and Costa Brava will pay a fee for those services, which is estimated to be up to $[________]. InvestorCom anticipates that it will use approximately [__] persons in its solicitation efforts.


      Costa Brava will initially bear the entire cost of this solicitation. Although no precise estimate can be made at the present time, we currently estimate that the total expenditures relating to this proxy solicitation incurred by Costa Brava and the Costa Brava Nominees will be approximately $[________], of which approximately $[________] has been spent to date, including $[________] relating to litigation in which Costa Brava is a party as described under "Recent Events." In Proposal 2 of this Proxy Statement, Costa Brava is seeking approval of the Company's stockholders to authorize the Company, if any of the Costa Brava Nominees are elected to the Board of Directors, to reimburse all expenses of Costa Brava and the Costa Brava Nominees incurred in connection with the nomination of the Costa Brava Nominees and this solicitation.

Additional Information

      The information concerning MedQuist contained in this Proxy Statement has been taken from, or is based upon, publicly available information. Although we do not have any information that would indicate that any information contained in this Proxy Statement concerning MedQuist is inaccurate or incomplete, we do not take responsibility for the accuracy or completeness of such information. With respect to each of the Costa Brava Nominees, any representation contained herein relating to the immediate family of such Costa Brava Nominee is made only to the extent of his knowledge.

      MedQuist files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that the Company files with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from commercial document retrieval services and at the Internet website maintained by the SEC at www.sec.gov.


      Costa Brava has filed a Schedule 13D, as amended, with the SEC, concerning the matters described herein, which may be accessed from the SEC's website free of charge.

November ___, 2007

                                    Exhibit A

                       INFORMATION ABOUT THE PARTICIPANTS
                         IN THIS SOLICITATION OF PROXIES


                                          Number of Shares    Number of Shares
                                           of Common Stock     of Common Stock    Percent of Class
                                              Directly          Beneficially        Beneficially
Name and Business (or Personal) Address       Owned(1)             Owned              Owned(2)
---------------------------------------   ----------------    ----------------    ----------------
Costa Brava Partnership III                      1,938,821           1,938,821                 5.2%
L.P.
420 Boylston Street
Boston, MA 02116

Roark, Rearden & Hamot,                                  0           1,938,821                 5.2%
LLC(3)
420 Boylston Street
Boston, MA 02116

Roark, Rearden & Hamot                                   0                   0                  --
Capital Management, LLC(4)
420 Boylston Street
Boston, MA 02116

Seth W. Hamot                                            0           1,938,821(5)              5.2%
420 Boylston Street
Boston, MA 02116

Andrew R. Siegel                                     2,000               2,000         Less than 1%
237 Park Avenue - Suite 900
New York, NY 10017

Douglas M. Gleason                                       0                   0                  --
420 Boylston Street
Boston, MA 02116

Douglas E. Linton                                        0                   0                  --
4009 St. Charles Drive
Birmingham, Alabama 35242

Alok Mohan                                               0                   0                  --
85 Pasatiempo Drive
Santa Cruz, CA 95060


Jay Scollins                                             0                   0                  --

James R. Shulman                                         0                   0                  --


----------

(1) Except as otherwise indicated, all shares are held with sole voting and disposition rights.

(2) The percentage of ownership is based upon 37,483,723 issued and outstanding shares of Common Stock as reported by MedQuist in its filing on Form 10-K with the SEC on August 30, 2007.

(3) Roark, Rearden & Hamot, LLC ("RRH") is the general partner of Costa Brava Partnership III L.P.

(4) Roark, Rearden & Hamot Capital Management, LLC is the investment manager to Costa Brava Partnership III L.P.

(5) Mr. Hamot, as the President of Roark, Rearden & Hamot, LLC, the general partner of Costa Brava, may control its voting and investment decisions and thus may be deemed to have beneficial ownership of the 1,938,821 shares held by Costa Brava.

                                    Exhibit B

           TRANSACTIONS WITHIN THE PAST TWO YEARS BY THE PARTICIPANTS
                         IN THIS SOLICITATION OF PROXIES

      The Participants have made the following purchases of MedQuist's securities in the past two years:

      During the past two years, Costa Brava Partnership III L.P. purchased the following shares of Common Stock of the Company:

                 Date         Shares       Price ($)
                 ---------    ---------    ---------
                 6/14/2007       22,000         8.30
                 6/14/2007        3,500         8.01
                 6/15/2007      184,350         8.40
                 6/19/2007          500         8.44
                 6/20/2007          144         8.51
                 6/21/2007        5,708         8.47
                 6/26/2007        3,850         8.93
                 6/27/2007        7,200         9.17
                 6/29/2007          490         9.15
                 7/2/2007         2,100         9.23
                 7/3/2007         7,359         9.15
                 7/6/2007         5,977        10.23
                 7/9/2007        10,300        10.98
                 7/10/2007        1,200        11.41
                 7/11/2007       12,000        11.93
                 7/11/2007        2,000        11.85
                 7/11/2007       48,800        11.80
                 7/12/2007       17,000        12.03
                 7/13/2007       35,000        12.06
                 7/16/2007       13,100        12.10
                 7/17/2007       12,000        12.14
                 7/18/2007       15,000        12.11
                 7/19/2007        1,001        12.13
                 7/20/2007        3,500        12.16
                 7/24/2007       31,300        12.18
                 7/25/2007       10,000        12.18
                 7/26/2007          176        11.35
                 7/27/2007        2,500        11.83
                 8/28/2007       25,000         9.95
                 8/31/2007        1,000         9.92

                 9/4/2007     1,390,000        12.25

                 9/6/2007         9,300         9.58
                 9/7/2007         8,500        10.35
                 9/10/2007          100        10.56
                 9/11/2007          900        10.67
                 9/13/2007          796        10.89
                 9/14/2007        1,799        11.02
                 9/18/2007        7,500        11.01
                 9/19/2007        5,500        11.01
                 9/21/2007        3,171        11.05
                 9/24/2007        2,500        11.07
                 9/28/2007          500        11.55
                 10/1/2007          700        11.78

                 Date         Shares       Price ($)
                 10/3/2007       10,000        11.51
                 10/3/2007       13,500        11.83
                              1,938,821

      During the past two years, Mr. Siegel made the following purchases of Common Stock of the Company.

                 Date         Shares       Price
                 ---------    ---------    ---------
                 9/27/2007          900        11.17
                 9/28/2007        1,100        11.48
                                  2,000

[Back Cover]


      Tell the Board what you think! Your vote is important. No matter how many shares you own, please give Costa Brava your proxy FOR the election of the Costa Brava Nominees and Proposal 2 by taking three steps:


  o    SIGNING the enclosed BLUE proxy card,

  o    DATING the enclosed BLUE proxy card, and

  o MAILING the enclosed BLUE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).


      If any of your shares are held in the name of a brokerage firm, bank, nominee or other institution, only it can vote such shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute the BLUE proxy card representing your shares. Costa Brava urges you to confirm in writing your instructions to Costa Brava in care of InvestorCom, Inc. at the address provided below so that Costa Brava will be aware of all instructions given and can attempt to ensure that such instructions are followed.

      If you have any questions, require assistance in voting your shares, or need additional copies of Costa Brava's proxy materials, please call InvestorCom, Inc. at the phone numbers listed below.


                                [_________ LOGO]


                                InvestorCom, Inc.
                           110 Wall Street, Suite 2400
                               New York, NY 10005
                              Phone (212) 668-0800
                            Toll Free (866) 973-9325

                                  MEDQUIST INC.
                       2007 ANNUAL MEETING OF STOCKHOLDERS


                     PRELIMINARY COPY SUBJECT TO COMPLETION
                             DATED NOVEMBER __, 2007


           THIS PROXY IS SOLICITED BY COSTA BRAVA PARTNERSHIP III L.P.

               AND NOT BY THE BOARD OF DIRECTORS OF MEDQUIST INC.

      The undersigned stockholder of MedQuist Inc. (the "Company") hereby appoints [__________] and [__________] or any of them, acting singly, as proxies and attorneys-in-fact, each with full power of substitution, for and in the name of the undersigned, to represent and vote all shares of common stock of the Company that the undersigned is entitled to vote, either on the undersigned's behalf or on behalf of any other entity or entities, at the Annual Meeting of Stockholders which the Company has announced will be held at [_________________________
__________________________________________________________] on [__________
_______________, at [______] a.m., Eastern Standard time, and at any adjournment(s) and postponement(s) thereof.

      The undersigned hereby revokes any and all other proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned.


      THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER. IF NO DIRECTION IS MADE, SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR THE COSTA BRAVA NOMINEES LISTED ON THE REVERSE SIDE HEREOF, OR IN ACCORDANCE WITH THE PROXIES' DISCRETION TO VOTE FOR THE ELECTION OF A PERSON TO THE BOARD OF DIRECTORS IF ANY NOMINEE NAMED HEREIN BECOMES UNABLE TO SERVE OR FOR GOOD CAUSE WILL NOT SERVE, AND VOTED FOR PROPOSAL 2, AND IN ACCORDANCE WITH THE PROXIES' DISCRETION ON SUCH OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT(S) OR POSTPONEMENT(S) THEREOF.


                       PLEASE RETURN THIS BLUE PROXY CARD,
                    USING THE ENCLOSED POSTAGE-PAID ENVELOPE

--------------------------------------------------------------------------------

Proposal One - Election of Directors


      Costa Brava recommends a vote FOR the election of Seth W. Hamot, Andrew R. Siegel, Douglas M. Gleason, Douglas E. Linton, Alok Mohan, Jay Scollins and James R. Shulman as members of the Board of Directors.


TO ELECT MEMBERS OF THE BOARD OF DIRECTORS TO SERVE UNTIL THE NEXT ANNUAL MEETING OF STOCKHOLDERS OR UNTIL THE ELECTION AND QUALIFICATION OF EACH OF THEIR SUCCESSORS.

      THE COSTA BRAVA NOMINEES ARE:

      Seth W. Hamot
      Andrew R. Siegel

    Douglas M. Gleason
    Douglas E. Linton
    Alok Mohan

    Jay Scollins
    James R. Shulman


FOR ALL                  WITHHOLD AUTHORITY to   FOR ALL EXCEPT
nominees listed above    vote for all nominees   (indicate exceptions below)
                            listed above

[ ]                       [ ]                      [ ]

(AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE(S) MAY BE WITHHELD BY STRIKING OUT THE NAME(S) OF SUCH NOMINEE(S) ABOVE OR BY WRITING THE NOMINEE'S NAME IN THE SPACE PROVIDED BELOW.)

----------------------------------------------------


WE RECOMMEND A VOTE FOR PROPOSAL 2.


Proposal 2

To vote upon a proposal authorizing the Company, if any of the Costa Brava Nominees are elected to the Board of Directors, to reimburse the costs and expenses of Costa Brava and the Costa Brava Nominees in undertaking this solicitation, including those incurred in connection with the nomination of the Costa Brava Nominees.

           FOR                 AGAINST                    ABSTAIN

           [ ]                    [ ]                         [ ]

Please check this box if you plan to attend the Annual Meeting.   [ ]


                                              Dated: _____________________, 2007

                                              __________________________________
                                                           Signature
                                              __________________________________
                                                   Signature if held jointly

                                              Name:  ___________________________

                                              Title: ___________________________

                                  Please sign exactly as your name appears hereon. When shares are held by two or more persons, all of them should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual Meeting.

                                       20